FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

CORUS GROUP plc
(Translation of Registrant's Name Into English)

30 Millbank
London SW1P 4WY England
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORUS GROUP plc

Date: July 17, 2002

By: ____________________

Name: Mr R J Reeves
Title: Company Secretary

CORUS GROUP plc
Announcement 07.00 BST, 17 July 2002

Agreement in principle to a proposed merger of Corus Group plc ('Corus') and Companhia Siderúrgica Nacional ('CSN')

1. Introduction

The Boards of Corus and CSN, the Brazilian steel producer, have reached agreement in principle on the terms of a proposed merger of the two companies.

Under the terms of the proposed merger existing Corus shareholders will hold 62.4 per cent. of the enlarged group. The transaction will be structured such that existing CSN shareholders will receive shares in a new Brazilian listed holding company ('TopCo') which will, in turn, hold 37.6 per cent. of the share capital of the enlarged Corus.

The proposed merger is a further major step in the strategic development of Corus building on the recently announced sale of its stainless steel interests and the decision to sell its aluminium business.

The combination of Corus and CSN will bring together one of Europe's market leaders in carbon steel with one of the world's lowest cost steel producers. It should therefore improve the quality of earnings, while creating value through substantial synergies. The enlarged group will:

- have, as its core, a leading international carbon steel operation with manufacturing facilities in Europe, Brazil and North America;
- support this through access to captive low cost iron ore from the expansion of the Casa de Pedra mine in Brazil;
- have an extensive portfolio of flat and long carbon steel products with which to serve customers in a wide range of market sectors; and
- have a strong portfolio of downstream and distribution businesses providing overall a broad product offering for customers, supported by a strong product research capability.

The merger is expected to be earnings per share enhancing for Corus in 2003*.

Tony Pedder, Chief Executive of Corus, said "This combination with one of Brazil's leading steelmakers, CSN, is a further major step in focusing the Corus group around a strong international carbon steel operation. The improved quality of earnings and growth potential will underpin our key objective of enhancing shareholder value".

Benjamin Steinbruch, Chairman and CEO of CSN, said "The joining of our forces is very important for CSN. This step will lead to the enlarged group becoming a truly international company and the transaction should benefit investors, customers and employees".

2. Heads of Agreement

Corus and CSN have entered into non-binding Heads of Agreement. The Heads of Agreement set out the key terms of the proposed merger and the process envisaged for preparing and executing definitive documentation and achieving completion.

The Heads of Agreement includes provisions:

- restricting TopCo's voting rights to 29.9 per cent. other than in certain circumstances;
- controlling the level of sales of Corus' shares by TopCo; and
- granting TopCo the right to nominate up to three non-executive directors for appointment to the Corus Board, depending on the level of its shareholding.

Provisions to this effect will be included in the definitive documentation relating to the proposed merger.

The Heads of Agreement also contains non-binding restrictions on Corus and CSN making any material disposals, acquisitions or distributions to shareholders prior to the execution of definitive transaction documentation. These restrictions do not apply to Corus' proposed sale of its aluminium business.

A more detailed summary of certain provisions of the Heads of Agreement is included at the end of this document.

3. Structure of the Transaction

The proposed merger will be implemented in two steps:

- CSN shareholders will exchange their existing shares in CSN for shares in TopCo, such that CSN becomes a wholly-owned subsidiary of TopCo.
- Thereafter, Corus will acquire CSN from TopCo in exchange for new Corus shares, representing 37.6 per cent. of Corus' enlarged share capital.

The first step will require the approval of CSN's shareholders while the second step will require the approval both of Corus' and of TopCo's shareholders.

Corus will remain listed in London, New York and Amsterdam. TopCo will be listed in Sao Paulo (on BOVESPA) and in New York.

Vicunha Siderurgia S.A. ('Vicunha'), the current owner of 46.5 per cent. of CSN's share capital and the future owner of the equivalent proportion of TopCo's share capital, has indicated to Corus that it intends, through TopCo, to be a long term investor in the enlarged group. Vicunha will undertake, in the definitive documentation relating to the proposed merger, to vote its shares in CSN and TopCo in favour of each step of the proposed transaction.

Vicunha is a Brazilian company owned by the Steinbruch and Rabinovich families. The Chairman and CEO of CSN is Mr Benjamin Steinbruch.

4. Synergy Benefits

Based upon a preliminary assessment, the proposed merger is expected to generate annual cost savings of approximately US$250million by the end of the third full year of trading following completion. The one-off cost of securing these benefits is estimated at approximately US$ 300million.

A significant proportion of the savings arise from Corus sourcing a substantial proportion of its iron ore requirements from an expanded Casa de Pedra mine. It is envisaged that the annual capacity of the mine will be increased to a world scale level of around 30 million tonnes.

Commercial synergies will be in addition to these cost savings.

5. Board and Management

Sir Brian Moffat will continue as Chairman of the enlarged Corus and Mr Tony Pedder will continue as Chief Executive.

Mr Benjamin Steinbruch, the current Chairman and CEO of CSN, will be appointed to the Board of Corus with effect from completion of the proposed merger, with the intention that he will succeed Sir Brian Moffat as Chairman at the time of his retirement on or before April 2004. As Chairman designate, Mr Benjamin Steinbruch will hold the title of Vice Chairman from completion of the proposed merger.

Mr Jim Leng will remain as Deputy Chairman and senior independent director and the remaining existing directors of Corus will continue in office.

In addition to Mr Benjamin Steinbruch, who will serve as one of TopCo's nominated directors, two other non-executive directors nominated by TopCo will be appointed to the Corus Board. Two members of the senior management of CSN will join Corus' Executive Committee, one of whom will also be appointed to the Corus Board.

The Board of the enlarged Corus will comprise 15 members at completion of the merger. It has been agreed that this number will reduce to 12 by the end of April 2004 as a result of retirements.

The Board will continue to abide by the terms of the Combined Code.

6. Dividend Policy

It is envisaged that the enlarged Corus will adopt a policy of distributing 40 per cent. of its earnings to its shareholders over the course of the steel business cycle.

The significant synergy benefits expected to arise from the merger, together with its greater geographical spread, should allow Corus to adhere to this dividend policy whilst maintaining a robust balance sheet. Corus will seek to maintain an average gearing ratio (net debt to net assets) of 35 per cent. over the course of the steel business cycle, with a maximum of 50 per cent., and to maintain a sound investment grade rating.

Neither Corus nor CSN will pay an interim dividend in respect of the year ending December 2002.

7. Conditions to the Transaction

The terms of the proposed merger are such that TopCo will receive more than 30 per cent. of the shares in Corus. As a result, the proposed merger will require the approval of the Takeover Panel and the implementation of a City Code "whitewash" procedure.

The Boards of Corus and CSN believe that the fundamentals of the proposed merger are robust, despite recent market volatility. Corus will continue to monitor the situation as discussions progress.

The current proposal is also subject to a number of conditions, including the negotiation and execution of definitive binding transaction documentation, the financing of the enlarged group and the completion of appropriate due diligence.

It is expected that these conditions will be satisfied by the end of 2002, at which point Corus and CSN anticipate being in a position to put a definitive proposal to their respective shareholders.

Completion of the proposed transaction will, in turn, be subject to the satisfaction of a number of further conditions including, inter alia, shareholder approval and the receipt of appropriate regulatory clearances. Completion is expected to occur during the first quarter of 2003.

London Meetings

There will be presentations held at the Lincoln's Inn Conference Centre, 18 Lincoln's Inn Fields, London WC2, today: at 09.30 BST for institutional investors and analysts; and, at 11.30 BST for the press/media, with a link-up to Amsterdam (Okura Hotel, Ferdinand Bolstraat 33).

Copies of the presentation (narrative and slides) will be available on the Corus website (www.corusgroup.com) at 09.30 BST.

HSBC and Credit Suisse First Boston are acting as joint financial advisers to Corus. Cazenove is acting as broker to Corus.

Enquiries:

Corus

Investor Relations	+44 20 7717 4501/4503/4504
Corporate Relations	+44 20 7717 4502/4505/4597

HSBC

Adrian Coates	+44 20 7336 9000
Rajat Kohli	+44 20 7336 9000

CSFB

Richard Gillingwater	+44 20 7888 8888
Stuart Upcraft	+44 20 7888 8888
Jeremy Fletcher	+44 20 7888 8888

Cazenove

Nick Wiles	+44 20 7588 2828
Arthur Drysdale	+44 20 7588 2828

FORWARD-LOOKING STATEMENTS

Statements in this announcement include "forward-looking statements" that express or imply expectations of future events or results. These include, without limitation, the completion of the proposed merger, the synergies and benefits of the proposed merger, the enhancement of Corus' earnings per share, Corus' board and management structure, the portion of Corus' earnings to be distributed, Corus' gearing ratio, the maintenance of its investment grade rating and timing of the completion of the transaction. All forward-looking statements involve a number of risks and uncertainties, and Corus and CSN cannot give assurances that such statements will prove to be correct. Factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in Brazil, the United Kingdom, the European Union and the United States and changes in the steel industry within any such country or area or worldwide.

(*): NO PROFIT FORECASTS

Nothing in this announcement should be construed as a profit forecast or be interpreted to mean that the future earnings per share of Corus will necessarily be greater than the historic published earnings per share of Corus.

ADDITIONAL INFORMATION

In connection with the proposed merger, TopCo and CSN will file a prospectus with the U.S. Securities & Exchange Commission (the "SEC").

Investors, holders of CSN American depositary shares and holders of CSN shares who are located in the United States are urged to carefully read the prospectus regarding the proposed transaction when it becomes available, because it will contain important information.

Investors and security holders may obtain a free copy of the prospectus (when it is available) and other documents containing information about TopCo and CSN, without charge, at the SEC's public reference rooms at 450 Fifth Street, NW, Washington, DC 20549 and on CSN's website at www.csn.com.br. Please call the SEC at +1-800-SEC-0330 for further information on the public reference rooms. Copies of the prospectus and the SEC filings that will be incorporated by reference in the prospectus may also be obtained for free by directing a request to either: CSN, Rua Lauro Muller, 116, 36th Floor, Botafogo, Rio de Janeiro, CEP 22299-900, Brazil, Attention: Investor Relations Department, telephone: + 55 21 2586 1442, fax: + 55 21 2586 1330; or Morgan Guaranty Trust Company of New York, Attention: Roy Marmelo, telephone + 1 212 648 7043; fax + 1 212 648 5576.

HSBC Investment Bank plc, Credit Suisse First Boston (Europe) Limited and Cazenove and Co. Ltd. are acting exclusively for Corus and no one else in connection with the proposed merger of Corus and CSN and will not be responsible to anyone other than Corus for providing the protections afforded to their clients nor for providing advice in relation to the proposed merger.

SUMMARY OF CERTAIN PROVISIONS OF THE HEADS OF AGREEMENT

Restriction on TopCo's Voting Rights

For as long as TopCo holds more than 29.9 per cent. of the issued share capital of Corus, TopCo's voting rights will be restricted to 29.9 per cent. other than in certain circumstances. The circumstances in which TopCo will have unrestricted voting rights are:

- in relation to a takeover offer for Corus;
- during any period where Corus, in breach of contract, fails to appoint to its Board a proposed non-executive director nominated by TopCo in accordance with its rights described below;
- during any period after April 2004, in which the number of members of the Corus Board exceeds 12 unless the appointment of directors in excess of such number has been unanimously approved by the Corus Board;
- where any shareholder resolution is proposed in relation to a Class 1 transaction.

Standstill

TopCo will consult with Corus and will comply with orderly marketing arrangements in relation to any disposals of shares and will not, without the consent of Corus, sell more than three per cent. of the issued shares of Corus in any one year, or six per cent. if such sales are required in order to meet the financing needs of TopCo or Vicunha.

The annual limits on the sale of Corus' shares will cease to apply on the fifth anniversary of completion of the proposed merger.

Nomination Rights

For so long as it retains a shareholding of not less than 24.9 per cent. of Corus, TopCo will have the right to nominate three non-executive directors for appointment to the Board of Corus. This number will be reduced as follows in the event of a reduction in TopCo's shareholding to below 24.9 per cent. If TopCo's shareholding is reduced to:

- less than 24.9 per cent. but not less than 19.9 per cent., it will have the right to nominate two non-executive directors;
- less than 19.9 per cent. but not less than 13.7 per cent., it will have the right to nominate one non-executive director;
- less than 13.7 per cent., it will have no rights in relation to the nomination of non-executive directors.

For this purpose, TopCo's shareholding will be calculated without taking into account reductions and dilutions arising from the issue of shares by Corus on a non-pre-emptive basis, e.g. following the exercise of employee share options or conversion rights.

In addition, TopCo will have no rights in relation to the nomination of non-executive directors if its shareholding in Corus falls below 10 per cent. on an absolute basis, i.e. taking into account reductions and dilutions of any description.

Conduct before Signing

The Heads of Agreement contains non-binding provisions:

- requiring Corus and CSN to carry on their respective businesses in the ordinary course;

- restricting Corus and CSN from making any material disposals, acquisitions or distributions to shareholders without the consent of the other,

in either case, prior to the execution of definitive transaction documentation. These provisions do not apply to Corus' proposed sale of its aluminium business.
END